Exhibit 99.1

New Pacific Reports Positive Results of Silver Sand Metallurgical Testing

VANCOUVER, BC, April 29, 2024 /CNW/ - New Pacific Metals Corp. (TSX: NUAG) (NYSE American: NEWP) ("New Pacific" or the "Company") is pleased to announce the positive results of its metallurgical test program for its Silver Sand project ("Silver Sand") located in Potosi Department, Bolivia. The test program was conducted to meet the standards required for the Company's upcoming Preliminary Feasibility Study (the "PFS"). Highlights from the test program include:

  Cyanide leach of the first composite sample with 145 g/t head grade, which consisted of 10% Oxide, 80% Transitional and 10% Sulfide, resulted in 92.7% silvery recovery and 1.40 kg/t sodium cyanide consumption1 on average.
  Cyanide leach of the second composite sample with 114 g/t head grade, which consisted of 10% Oxide, 65% Transitional and 25% Sulfide, resulted in 89.6% silvery recovery and 1.10 kg/t sodium cyanide consumption on average.
  Consistent recoveries (89.6 ~ 92.7% compared to 91%) with the Preliminary Economic Assessment ("PEA") released in January 2023, with the total sodium cyanide consumption being lower than the assumptions made in the PEA.
  Potential for recovery enhancement up to 93.9% for the second composite sample, through gravity concentration and regrinding, to be evaluated before finalizing the PFS.

Andrew Williams, President and CEO, states: "Our PFS metallurgical test program has demonstrated the exceptional metallurgical properties of Silver Sand. Recoveries remained consistent with those assumed in the PEA, but with reduced cyanide consumption highlighting the potential for reduced operating costs in our upcoming PFS.

We remain on track to deliver the results of the PFS in June. This test program is an important derisking step for Silver Sand. We will also evaluate a gravity concentration and regrind circuit before finalizing the PFS, which may further enhance project economics."

_________________________
[1] Only accounting for NaCN consumption used in the leach process, exclusive of NaCN losses that could be present in the Merrill-Crow process or losses to tailings

Additional technical details

The metallurgical test program covered a broad range of characteristics including mineralogy, comminution, gravity concentration, cyanide leaching (utilizing both bottle roll and lifter bottle roll methods), and silver precipitation through zinc dust (employing the Merrill-Crowe process). Tailings testing encompassed evaluations of slurry characteristics (such as thickening, filtration, and rheology), environmental factors, and the transportable moisture limit.

Two life-of-mine and fourteen variability composite samples were used in the test program. Bureau Veritas's Metallurgical Division in Richmond (British Columbia, Canada), ALS Metallurgy in Kamloops (British Columbia, Canada), ALS Metallurgy in Perth (West Australia, Australia), SGS in Burnaby (British Columbia, Canada) and Pocock Industrial in Salt Lake City (Utah, USA) completed the work.

Complete details and analysis of the metallurgical test program will be incorporated into the upcoming PFS. Below is a summary of additional technical details from the test program:

  The Bond ball mill work index and abrasion index generally align with PEA parameters.
  Oxide, transitional and sulfide materials all result in satisfactory silver recoveries.
  Continuous thickening tests for cyanide leach tailings achieved solid loading of 0.75 tonnes per hour per square meter and thickener underflow density of 66% solids. These two parameters outperformed PEA parameters.
  Several pressure filtration tests were completed for cyanide leach tailings. For the 60 mm chamber depth, filtration solid throughput was 142 tonnes per hour per square meter and the filter cake moisture content was 13.4%. These results generally align with PEA parameters.
  The measured transportable moisture limit was 13.5% on average.
  Preliminary cementation tests using zinc dust (Merrill Crowe) showed successful reduction of dissolved silver without any co-precipitation of dissolved copper. The efficiency of silver reduction was 98.4% ~ 99.9%.

QUALIFIED PERSON

The metallurgical testwork programs are supervised by Jinxing Ji, P.Eng., an independent metallurgical consultant, and Qualified Person ("QP") for the purpose of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). The scientific and technical information contained in this news release has been reviewed and approved by the QP. Jinxing Ji is a highly experienced metallurgist with more than 28 years' experience in the mining industry related to gold, silver, copper, zinc and lead, including mineral/metallurgical research and testwork, development of process flowsheet and process design criteria, scoping study, prefeasibility study, feasibility study, engineering design, plant commissioning and plant operational support/optimization for projects/mines in Turkey, Greece, Canada, China, Romania, Brazil and Papua New Guinea. Jinxing Ji was the Director/Manager, Metallurgical Services for Eldorado Gold Corporation for 15 years and the Consulting/Research Metallurgist for Placer Dome Inc. for 10 years.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company's flagship Silver Sand project has the potential to be developed into one of the world's largest silver mines. The Company is also rapidly advancing its Carangas project towards a Preliminary Economic Assessment. For the Silverstrike project, broad oxidized gold mineralization was intercepted near surface from the company's discovery drill program in 2022.

For further information, please contact:
Andrew Williams, CEO
New Pacific Metals Corp.
Phone: (604) 633-1368
1750 – 1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive the Company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The results of the independent preliminary economic assessment contained in the PEA are preliminary in nature and are intended to provide an initial assessment of the Silver Sand Project's economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the inferred mineral resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. ("AMC Consultants") (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons (as defined in NI 43-101) for the PEA for the purposes of NI 43-101 are Mr. John Morton Shannon, P.Geo, General Manage and Principal Geologist at AMC Consultants, Mr. Wayne Rogers, P.Eng, and Mr. Mo Molavi, P.Eng, both Principal Mining Engineers with AMC Consultants, Mr. Andrew Holloway, P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham, P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC, in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants, who estimated the mineral resources. All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the MRE, which was reported on November 28, 2022. The effective date of the MRE is October 31, 2022. The cut-off applied for reporting the pit-constrained mineral resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PFS, and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of public health crisis (such as a resurgence of the COVID-19 novel coronavirus); fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: public health crisis on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Company's Carangas project to Administrative Mining Contract; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward- looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.

Accordingly, information contained in this news release and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-pacific-reports-positive-results-of-silver-sand-metallurgical-testing-302129447.html

SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2024/29/c1343.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 07:30e 29-APR-24